Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 3 DATED JUNE 5, 2015

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015, as supplemented by Prospectus Supplement No.1, dated May 12, 2015, and Prospectus Supplement No. 2, dated May 15, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared; and

C.	To update the section of the Prospectus titled “Business.”

A.	Status of Our Public Offering

As of June 3, 2015, we had raised gross proceeds of approximately $88.6 million from the sale of approximately 9.3 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On May 11, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from May 1 through May 31, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On June 1, 2015, $363,691 of these distributions were paid in cash and on May 31, 2015, $189,037 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

1.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of May 31, 2015:

Investments

Since the Company commenced operations and through May 31, 2015, the Company has funded in excess of $138.5 million in in aggregate investments, including $25.7 million in short-term investments. As of May 31, 2015, the Company’s portfolio consisted of $76.3 million in total loan commitments, with $57.3 million in current loan outstandings across 18 separate investments. Given the Company’s weighted average portfolio duration of less than a year, a significant portion of the secured borrower debt has paid off and been reinvested in new transactions.

As of May 31, 2015, the Company had the following investments:

Investment Portfolio

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agricultural[5] Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	3/12/2015	13.00%	$10,000,000	$1,440,676	Job Creation
Agriculture Distributor[6]	Farm-Product Raw Materials	Argentina	Trade Finance	12/15/2015	9.00%	$7,000,000	$7,000,000	Job Creation
Beef Exporter	Meat Products	Argentina	Trade Finance	6/4/2015	11.98%	$7,000,000	$6,000,000	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	6/1/2015	12.91%	$1,400,000	$1,375,422	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/30/2015	14.25%	$7,000,000	$7,000,000	Job Creation
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	12.75%	$750,000	$400,652	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	5/14/2015	12.00%	$2,000,000	$2,000,000	Job Creation
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	2/25/2016	10.85%	$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer[7]	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	15.57%	$2,750,000	$2,750,000	Job Creation
Farm Supplies Distributor[8]	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015	12.18%	$15,000,000	$9,435,349	Job Creation
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%	$1,250,000	$932,029	Job Creation
Meat Processor	Meat Products	South Africa	Trade Finance	1/28/2016	14.50%	$2,800,000	$1,911,910	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	2/2/2016	17.50%	$3,250,000	$2,503,860	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	6/27/2015	12.50%	$1,000,000	$1,000,000	Job Creation
Soybean Distributor	Fats and Oils	Argentina	Trade Finance	2/3/2016	8.89%	$3,100,000	$3,100,000	Job Creation
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	12.43%	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor[9]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	8/13/2015	15.00%	$2,500,000	$1,483,269	Job Creation
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	5/14/2015	19.50%	$500,000	$0	Equality & Empowerment

Investment Portfolio Total						$76,300,000	$57,333,167

Short-Term Investments[10]
Rice Producer	Cash Grains	Tanzania	Short-Term	5/5/2015	11.50%	$3,900,000	$3,900,000	N/A
Farm Supplies Importer	Miscellaneous Non-Durable Goods	South Africa	Short-Term	5/25/2015	13.00%	$2,000,000	$750,000	N/A
Agricultural Products Exporter[11]	Farm-Product Raw Materials	Singapore	Short-Term	7/22/2015	12.00%	$10,000,000	$10,000,000	N/A
Farm Supplies Wholesaler	Miscellaneous Non-Durable Goods	South Africa	Short-Term	7/19/2015	12.50%	$1,000,000	$1,000,000	N/A

Short-Term Investment Total						$16,900,000	$15,650,000

Investment Portfolio and Short-Term Investment Totals						$93,200,000	$72,983,167

[1]	Given the nature of trade finance contracts, trade finance borrowers typically have a 30 day grace period relative to the maturity date.
[2]	Interest rates are as of May 31, 2015. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of May 31, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	The Company and the borrower have mutually agreed to extend the maturity date through June 30, 2015.
[6]	On May 15 and May 19, 2015, the Company funded two separate transactions totaling $5,000,000 to the Agriculture Distributor as part of an existing $7,000,000 revolving trade finance facility at a fixed interest rate of 9.00%. Both transactions are set to mature on December 15, 2015 and are secured by the assignment of purchase contracts and receivables. The borrower anticipates that the Company’s financing will support economic growth through job creation, increased exports and increased agricultural productivity.
[7]	The interest rate includes 2.50% of deferred interest.
[8]	On May 21, 2015, TriLinc funded $720,000 as part of an existing $15,000,000 trade finance facility at an interest rate of 12.50% to the Farm Supplies Distributor engaged in the warehousing and trading of key agricultural commodities including fertilizer, maize, soya beans, ground nuts and seed. The transaction, set to mature on June 5, 2015, is secured by specific inventory. The borrower anticipates that the Company’s financing will support job creation and indirectly help local farmers improve agricultural productivity and food security.
[9]	On May 11 and May 14, 2015, the Company funded two separate transactions totaling $278,015 as part of an existing $2,500,000 revolving trade finance facility at a fixed interest rate of 15.00% to a South African textile distributor. Set to mature on July 30, 2015 and August 13, 2015, respectively, each transaction is secured by specific inventory being imported into South Africa from Asia. The borrower anticipates that the Company financing will support employment generation.
[10]	Short-Term Investments are defined as investments that generally meet the standard underwriting guidelines for trade finance and term loan transactions and that also have the following characteristics: (1) maturity of less than one year, (2) loans to borrowers to whom, at the time of funding, the Company does not expect to re-lend. Impact data is not tracked for Short-term Investments.
[11]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Zambia.

As of May 31, 2015 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation

Portfolio Totals					$13,219,325

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics1

Total Assets (est.)	$79,547,272
Current Loan Commitments	$76,300,000
Leverage	0%
Weighted Average Portfolio Loan Size	$3,655,233
Weighted Average Portfolio Duration	0.45 years
Weighted Average Position Yield	12.4%
USD Denominated	100%
Countries[2]	7
Sectors[2]	15

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Farm Supplies Distributor	Zambia	11.9%
Agriculture Distributor	Argentina	8.8%
Cement Distributor	Kenya	8.8%
Beef Exporter	Argentina	7.5%
Dairy Co-Operative	Argentina	7.5%

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.
[2]	This represents all countries/sectors where the Company currently has a loan commitment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[3]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s Investment Portfolio.